FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address of Company

IM Cannabis Corp. (the "Company")
550 Burrard St. #2300

Vancouver, BC, V6C 2B5

Item 2 - Date of Material Change

February 24, 2021

Item 3 - News Release

A press release disclosing the material change was released on February 25, 2021 through the facilities of Accesswire.

Item 4 - Summary of Material Change

On February 25, 2021, the Company announced that its application to list the Company's common shares (the "Common Shares") on the NASDAQ Capital Market ("NASDAQ") was approved.

Item 5 - Full Description of Material Change

5.1 - Full Description of Material Change

On February 25, 2021, the Company announced that its application to list the Common Shares on NASDAQ was approved. The Common Shares are expected to begin trading on NASDAQ under the ticker symbol "IMCC" on March 1, 2021. The Common Shares will continue to trade on the Canadian Securities Exchange (the "CSE").

The Company's listing on NASDAQ remains subject to satisfaction of all applicable listing and regulatory requirements, including, but not limited to, the declaration of effectiveness of the Company's Form 40- F Registration Statement registering the Common Shares with the United States Securities and Exchange Commission (the "SEC").

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6 - Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

Yael Harrosh
Corporate Secretary
+972-54-6687515

Item 9 - Date of Report

February 26, 2021.

Forward Looking Statements

This Material Change Report contains "forward-looking information" within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this Material Change Report includes, without limitation, statements relating to the timing of the listing of the Common Shares on NASDAQ; the date that the Common Shares will begin trading on NASDAQ; and the continued trading of the Common Shares on the CSE.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical and/or recreational cannabis markets in the countries in which the Company operates or intends to operate, the Company maintaining "de facto" control over Focus Medical Herbs Ltd. ("Focus Medical") in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses and the expected decriminalization and/or legalization of adult-use recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including a resurgence in the cases of COVID-19; the Israeli government deciding to delay or abandon the decriminalization and/or legalization of adult-use recreational cannabis; any bill relating to the decriminalization and/or legalization of adult-use recreational cannabis in Israel being rejected by Israeli parliament; any change in the political environment which would negatively affect the decriminalization and/or legalization of adult-use recreational cannabis in Israel; engaging in activities considered illegal under United States federal law; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, or any other foreign jurisdictions in which the Company intends to operate; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of adult-use recreational cannabis in Canada; any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply the Adjupharm and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Focus Medical and Adjupharm to deliver on their sales commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis propagation or cultivation licenses; any unexpected failure of Focus Medical to renew its propagation or cultivation licenses with the Israeli Ministry of Health; any unexpected failure of Focus Medical to maintain any of its commercial facilities or land lease agreements; any unexpected failure of Adjupharm to renew its production, wholesale, narcotics handling or import/export licenses, permits, certificates or approvals; the Company's reliance on management; the lack of additional merger and acquisition opportunities; inconsistent public opinion and perception regarding the use of cannabis; perceived effects of medical cannabis products; the Company's ability to maintain or improve the brand position of the IMC brand in Israel's medical cannabis market; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; costs of inputs; crop failures; litigation; currency fluctuations; competition; industry consolidation; failure to meet NASDAQ listing requirements; failure to obtain effectiveness of the registration statement filed with the SEC; delays in the SEC review of the registration of securities with the SEC, including but not limited to delays relating to COVID-19; the Company's NASDAQ listing being unsuccessful; and loss of key management and/or employees.

The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Readers should not place undue reliance on forward-looking statements.